Exhibit 99.1

Ant Group Proposes Share Repurchase

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba Group,” “the Company” or “we”) has received notice from Ant Group Co. Ltd. (“Ant Group”), an unconsolidated related party in which Alibaba Group holds 33% of the equity interest, of a shareholder meeting to approve, among other things, a proposal by Ant Group to repurchase from all of its shareholders up to 7.6% of its equity interest at a price that represents a valuation of Ant Group of approximately RMB567.1 billion (approximately US$78.48 billion*). We understand that the repurchased shares will be transferred into Ant Group’s employee incentive plans. Alibaba Group is considering whether or not to participate in the proposed share repurchase.

Shareholders and potential investors should exercise caution when dealing in the Company's securities.

*The translation of Renminbi to U.S. dollars was made at RMB7.2258 to US$1, the Central Parity Rate published by China Foreign Exchange Trade System & National Interbank Funding Center of the People’s Bank of China on June 30, 2023.

July 9, 2023

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